FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated June 2, 2008, regarding the final agreement Banco Santander reached with General Electric (“GE”)

Item 1
MATERIAL FACT
Following the notification dated 27th March 2008, Banco Santander hereby announces that it has reached a final agreement with General Electric (“GE”) by which the Bank will acquire GE Money’s units in Germany, Finland and Austria, its card units in the U.K. and Ireland and its automobile financing unit in the U.K. In turn, GE Commercial Finance will acquire Interbanca, an Italian institution specializing in wholesale banking which corresponded to Banco Santander as part of the distribution of ABN Amro assets agreed following Santander’s acquisition of the latter together with The Royal Bank of Scotland and Fortis.
The agreed base price for both transactions amounts to EUR 1,000 million each, subject to different adjustments. These operations are expected to be concluded during the fourth quarter of 2008.
Boadilla del Monte (Madrid), 2nd June, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 2, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President